Prospectus Supplement No. 3 (to Prospectus dated August 26, 2026)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-297598
Aetherion Technologies Inc.
This prospectus supplement updates, amends and supplements the prospectus dated August 26, 2026 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-297598). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.
This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Report on Form 6-K filed with the U.S. Securities and Exchange Commission on November 12, 2026, which is set forth below.
This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.
Our common shares are listed on the Nasdaq Global Select Market (the “Nasdaq”) under the symbol “WPRT” and on the Toronto Stock Exchange (“TSX”) under the trading symbol “WPRT.” On November 11, 2026, the last reported sale price of our common shares on the Nasdaq was $1.85 per share and on the TSX was C$2.54 per share.
Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 6 of the Prospectus and under similar headings in any further amendments or supplements to the Prospectus.
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is November 12, 2026.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-34152

AETHERION TECHNOLOGIES INC.
(formerly WESTPORT FUEL SYSTEMS INC.)

 (Translation of registrant's name into English)

 1691 West 75th Avenue, Vancouver, British Columbia, Canada, V6P 6P2

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒   Form 20-F    ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
INCORPORATION BY REFERENCE
Exhibits 99.1 and 99.2 to this report on Form 6-K are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-289669) and the Registration Statements on Form S-8 (File Nos. 333-248912, 333-211726, and 333-168847).

EXHIBIT INDEX

Exhibit	Description
99.1	Management's Discussion and Analysis for the period ended September 30, 2026
99.2	Condensed Consolidated Interim Financial Statements for the period ended September 30, 2026
101	INS XBRL Instance Document
101	SCH Inline XBRL Taxonomy Extension Schema Document
101	SCH Inline XBRL Taxonomy Extension Calculation Linkbase Document
101	DEF Inline XBRL Taxonomy Extension Definition Linkbase Document
101	LAB Inline XBRL Taxonomy Extension Label Linkbase Document
101	PRE Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPORT FUEL SYSTEMS INC.

By:	/s/ Elizabeth Owens
Name:	Elizabeth Owens
Title:	Chief Financial Officer

Date: November 12, 2026

Management's Discussion and Analysis
BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) for Aetherion Technologies Inc. (formerly Westport Fuel Systems Inc.) (“Aetherion”, the “Company”, “we”, “us”, “our”) for the three and nine months ended September 30, 2026 provides an update to our annual MD&A dated April 23, 2026 for the fiscal year ended December 31, 2025. This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2025 and our unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2026. Our interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s reporting currency is the United States dollar ("U.S. dollar"). This MD&A is dated as of November 12, 2026.

Additional information relating to Aetherion, including our Annual Report Form 20-F for the year ended December 31, 2025, is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, respectively. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under applicable Canadian securities laws and the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Forward-looking information generally can be identified by the use of forward-looking terminology such as "expect", "anticipate", "believe", "estimate", "plan", "project", "intend", "may", "will", "should", "could", "would", "continue", "forecast", "outlook", or similar expressions, including the negative of such items. Such forward-looking statements include, but are not limited to, future strategic initiatives and future growth, future of our development and service programs and project milestones (including those relating to Cespira's HPDI fuel system and Hydrogen), our expectations for remainder of 2026, 2027, and beyond, including anticipated effects of new accounting and reporting standards, the global demand for our products or our HPDI joint venture's products (including from Cespira's HPDI 3.0TM fuel systems), timing and progress of development, validation and commercialization activities (including expected timing of field testing and commercialization paths); expected timing of receipt of amounts (including holdback receivables); expectations regarding output, efficiency and operational performance; outlook for commodity prices; liquidity outlook and the Company's ability to fund operations over the next twelve months; plans and ability to improve liquidity through financings and other alternatives (including the potential use of the Company's shelf prospectus and committed equity financing); anticipated funding of, and contributions to, the Company's joint venture arrangements (including expected funding levels and the Company's expected share of such funding); and other statements regarding the Company's future plans, objectives, strategies, results, performance, condition or prospects.

These forward-looking statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to revenue growth, operating results, liquidity, our industry and products, the general economy, conditions of the capital and debt markets, government or accounting policies and regulations, regulatory investigations, climate change legislation or regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent annual report, Form 20-F, filed on SEDAR+ at www.sedarplus.ca. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, conditions or events affecting cash flows or our ability to continue as a going concern, price differential between compressed natural gas, liquefied natural gas, and liquefied petroleum gas relative to petroleum-based fuels, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our annual report. Readers should not place undue reliance on any such forward-looking statements, which are pertinent only as of the date they were made.

1

Management's Discussion and Analysis
The forward-looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Aetherion does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

GENERAL DEVELOPMENTS

•For the three months ended September 30, 2026, Cespira, our joint venture with Volvo Group, increased its revenue by $8.9 million or 46% compared to the prior year quarter. Cespira reduced its net loss by $5.7 million. Aetherion reduced its capital contributions to Cespira in the three months ended September 30, 2026 to $2.8 million from $11.0 million in the prior year quarter. The improvement in Cespira's financial performance was driven by higher sales volumes, increasing market adoption and OEM interest in HPDI technology, and favorable diesel to natural gas fuel economics, supported by continued focus on supply chain execution as the business prepares for the launch of HPDI 3.0.

•For the three months ended September 30, 2026, our High-Pressure Controls segment had revenues of $2.6 million, up from $1.6 million in the prior year quarter, primarily due to the temporary impact on production and shipments associated with the transition of operations to China and Cambridge in Q3 2025.

•On October 15, 2026, the Company changed its name from Westport Fuel Systems Inc. to Aetherion Technologies Inc. The new name reflects the Company’s focus on delivering commercially ready technologies that enable affordable, lower-emission heavy-duty transportation. The Company's technologies are designed to provide diesel-grade performance and economics using lower-emission fuels, offering fleets a practical pathway to reduce emissions while leveraging existing engine platforms.

•On September 15, 2026, the Company entered into a Committed Equity Facility ("CEF") with Roth Principal Investments, LLC ("RPI"), pursuant to which the Company has the right, but not the obligation, to issue and sell up to $25.0 million of its common shares to RPI at the Company's discretion, subject to the terms and conditions of the CEF agreement. The Company intends to use any net proceeds for working capital and general corporate purposes and may access capital opportunistically over time. The Company's ability to issue shares under the CEF is subject to certain conditions, including the effectiveness of a registration statement registering the resale of such shares. Subject to specified exceptions under applicable Nasdaq rules, the Company may not issue shares in excess of 19.99% of its common shares outstanding immediately prior to execution of the CEF unless shareholder approval is obtained.

2

Management's Discussion and Analysis
BUSINESS OVERVIEW

Aetherion Technologies Inc. is a global clean transportation technology company delivering commercially proven solutions that enable fleets and original equipment manufacturers ("OEMs") to improve vehicle performance, efficiency, and environmental sustainability. Leveraging decades of engineering expertise, the Company develops advanced fuel delivery, storage, and control technologies for heavy-duty mobility applications.

Aetherion's technologies support a broad range of alternative fuels, including natural gas, renewable natural gas ("RNG"), and hydrogen, helping OEMs and commercial transportation operators meet evolving performance requirements, regulatory standards, and climate objectives in a cost-effective manner. Through its portfolio of differentiated technologies and strategic partnerships, the Company delivers practical, scalable, and affordable lower-emission transportation solutions.

Aetherion is headquartered in Vancouver, Canada, with operations in Cambridge, Ontario; Calgary, Alberta; China and Europe. The Company's products are marketed under its AFS and GFI brands and through Cespira, Aetherion's joint venture with the Volvo Group ("Volvo"). Aetherion's products and systems enable the use of alternative fuels in transportation applications, providing economic and environmental advantages compared to conventional diesel and gasoline-powered vehicles while supporting the transition toward lower-carbon mobility solutions.

Our portfolio includes our High-Pressure Controls segment sold under the AFS and GFI brands and a 55% ownership in Cespira, a joint venture with Volvo. Our High-Pressure Controls segment designs, develops, and produces components including pressure regulators, valves, filters, electronic control units ("ECUs") and high-pressure hydrogen components for transportation and industrial applications. We partner with fuel cell, hydrogen engine and alternative fuel engine manufacturers offering versatile solutions that serve a variety of fuel types. Cespira launched in 2024 and is committed to advancing the development and commercialization of Cespira's HPDI™ fuel system, a fully OEM-integrated gaseous fuel system that enables heavy-duty diesel engines to operate with a range of alternative fuels including natural gas, RNG, hydrogen and others without any performance or efficiency compromises relative to the base diesel engine platform. As part of Aetherion and Cespira's portfolio of solutions, Cespira's LNG HPDI 2.0 fuel system is on the road today and is a complete system offering OEMs the flexibility to differentiate their natural gas product lines easily while also maintaining maximum commonality with their conventional diesel fueled products. In 2026, Cespira introduced HPDI 3.0, the next generation of its fuel system technology.

Business Segments

Aetherion develops and supplies advanced alternative-fuel systems, components, and technologies that enable global transportation and industrial customers to affordably reduce emissions and transition toward cleaner mobility solutions. Our technologies, products, and services are sold under our established brands and form the foundation for sustainable growth in both existing and emerging markets worldwide. We operate through the following segments:

Cespira
In June 2024, Aetherion and Volvo entered into a series of joint venture agreements (collectively, the "JV Agreement"), to establish Cespira, focused on promoting, developing, and commercializing the HPDI fuel system technology. Under the terms of the agreement, Aetherion owns a 55% equity interest in Cespira, while Volvo owns 45%. The JV prioritizes scaling the HPDI fuel system and supporting the global transition to carbon-neutral, internal combustion engine technologies, particularly in heavy-duty, long-haul trucking, where multiple propulsion technologies are required to achieve substantial decarbonization. Cespira designs, assembles, and supplies LNG HPDI 3.0 fuel systems, related components, and engineering services to engine manufacturers and commercial vehicle OEMs. The fully integrated LNG HPDI fuel systems enable diesel engines to operate predominantly on alternative gaseous fuels - such as RNG - while maintaining equivalent power, torque, and fuel efficiency relative to conventional compression ignition engines fueled with diesel fuel. This can be a cost-effective pathway to meaningful greenhouse gas reductions. The JV is also advancing the application of HPDI fuel systems for hydrogen and other alternative fuels in internal combustion engines, expanding its relevance to future decarbonization strategies.

3

Management's Discussion and Analysis
High-Pressure Controls
The High-Pressure Controls segment designs, engineers, manufacturers and supplies components for transportation and industrial applications, using gaseous fuels such as hydrogen. This segment represents Aetherion's off-engine product portfolio, supplying regulators, valves, ECUs, pressure components, and related engineered solutions to OEM and Tier-1 customers worldwide. These technologies support fuel-cell vehicles, hydrogen fueled internal combustion engines, and natural gas mobility platforms.

Aetherion's High-Pressure Controls segment, with its GFI branded products, has decades of engineering expertise in developing high-quality and often customized components tailored for global automotive, truck, bus, rail, and industrial OEMs. The business is positioned at the forefront of the clean-energy transition, with solutions supporting both current alternative fuel deployment and hydrogen powered mobility.

Through our GFI-branded operations, with manufacturing facilities in Canada and China, we deliver components used in passenger vehicles, buses, mid-duty and heavy-duty trucks, rail applications, construction and industrial equipment.

RISKS, LONG-TERM PROFITABILITY & LIQUIDITY

Government Regulation, Policies and Incentives
Government regulation is a key factor in driving accelerated global demand for and adoption of reduced emission vehicles. Supportive government policy combined with rising corporate adherence to emission reduction goals are creating growth catalysts for Aetherion in some of its key markets. While we have benefited historically from certain government environmental policies, mandates and regulations around the world, there can be no assurance that these policies, mandates, and regulations will be continued. If these are discontinued, if current requirements are relaxed, or if other regulations are implemented that may impact our business, we may experience a material impact on our competitive position.

Global inflation trends remain inconsistent, with inflationary pressures easing in developed countries, while continuing to impact certain emerging and developed markets. Aetherion sources its components from global suppliers and continues to face inflationary pressure on production input costs. Specifically, the cost of semiconductors, raw materials, and parts has increased, along with higher labor costs, all of which are contributing to margin compression.

Interest Rates

In response to inflationary pressures, central banks in major markets raised interest rates significantly in recent years. Although interest rates subsequently declined in certain markets, inflationary pressures and other economic conditions have resulted in continued uncertainty regarding the future path of interest rates. Interest rates may remain elevated for a prolonged period or increase further, and borrowing costs may also be affected by changes in credit spreads, lender risk appetite and other credit and capital market conditions.

Automotive manufacturers and OEMs are facing challenges as higher interest rates are compressing profit margins. This environment is leading to delays and cancellations of clean energy investments as companies prioritize cost-cutting measures. Additionally, elevated interest rates have contributed to a slowdown in global economic growth, particularly in emerging markets that are already experiencing heightened financial pressures, which could further dampen demand for clean energy solutions. Elevated interest rates, credit spreads and other financing market conditions may also adversely affect our ability to obtain additional financing on acceptable terms. Financing available to us may bear interest rates or other financing costs that are materially higher than those associated with our existing financing arrangements and may include financial or operating covenants, security requirements or other restrictions. Higher financing costs or restrictive financing terms could increase our cash requirements, reduce our financial flexibility and adversely affect our liquidity, financial condition and ability to execute our business plan.

Hydrogen Eco-System Uncertainty

The hydrogen industry is currently facing economic challenges associated with limited load of available hydrogen which has resulted in high operational costs across the value chain. This has led to delays and cancellations of projects. Key cost factors, such as rising renewable electricity prices and increased electrolyzer costs, are having a significant impact on the economics of renewable (green) hydrogen projects. These higher costs, coupled with uncertainties
4

Management's Discussion and Analysis
surrounding fuel supply and infrastructure development, make it challenging to predict when hydrogen technology for transport will become a viable decarbonization solution.

Fuel Prices

The adoption of our products and technologies is affected by the absolute and relative prices of diesel, natural gas, renewable natural gas and hydrogen, as well as fuel taxes, incentives, infrastructure costs and vehicle efficiency. Customers generally evaluate alternative-fuel vehicles based on total cost of ownership and the expected payback on the vehicle’s higher initial purchase price. Accordingly, changes in the price differential between conventional diesel and lower-carbon fuels and volatility in fuel prices can affect the timing and scale of customer investments.

Diesel prices increased significantly during 2026. Although current forecasts anticipate some moderation during 2027, diesel prices are expected to remain elevated and volatile. Higher diesel prices may improve the relative fuel-cost economics of natural-gas vehicles in markets where delivered natural-gas prices remain comparatively low; however, they may also increase customers’ operating costs in other areas of their business and affect their ability or willingness to invest in new vehicles. Price volatility may also increase uncertainty for fleet operators when evaluating long-term fuel supply arrangements and vehicle investment decisions.

Natural-gas prices and the price advantage relative to diesel vary by region and remain sensitive to weather, supply, infrastructure, taxes and geopolitical developments. If natural gas, renewable natural gas or LNG prices increase relative to diesel, or if customers cannot obtain these fuels conveniently and on commercially attractive terms, demand for vehicles incorporating our or Cespira’s technologies could be adversely affected.

Delivered hydrogen prices remain high in many markets and are affected by production costs, infrastructure utilization, transportation, storage and government support. Continued high hydrogen prices, limited refuelling infrastructure or reduced incentives could delay customer adoption and adversely affect demand for our hydrogen-related products and technologies.

In addition to the risks referred above, readers should also refer to our discussion in our annual report Form 20-F for the year ended December 31, 2025, dated April 23, 2026, under the headings "Risk Factors" and "Business Overview" for more information.

Liquidity and Going Concern

We believe that we have considered all possible impacts of known events arising from the risks discussed above related to supply chain and fuel prices in the preparation of the interim financial statements for the three and nine months ended September 30, 2026. However, changes in circumstances due to the forementioned risks could affect our judgments and estimates associated with our liquidity and other critical accounting assessments.

For the nine months ended September 30, 2026, we had operating losses from continuing operations of $17.2 million. Cash used in operating activities from continuing operations was $12.9 million for the nine months ended September 30, 2026 and was primarily driven by operating losses and changes in working capital.

As at September 30, 2026, we had cash and cash equivalents of $14.5 million including restricted cash of $0.4 million.

Based on the Company's projected capital expenditures, debt servicing obligations and operating requirements under its current business plan, management is projecting that its existing cash and cash equivalents and other available sources of liquidity will not be sufficient to fund its operations through the next twelve months from the date of the issuance of the condensed consolidated interim financial statements ("interim financial statements"). These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the interim financial statements are issued.

Although the Company was able to raise equity financing in the prior quarters, management continues to evaluate different options to improve Aetherion's liquidity position, including access to the CEF described above, raising additional funds from the public markets, borrowing debt or other financing alternatives. These plans are not final and are subject to market and other conditions not in the Company's control. As such, there can be no assurance that Aetherion will be successful in obtaining sufficient funding. Accordingly, the Company concluded under the accounting
5

Management's Discussion and Analysis
standards that these plans do not alleviate the substantial doubt about Aetherion's ability to continue as a going concern.

Cybersecurity and Data Privacy Risks

We rely on information technology networks and systems to operate our business, including internal IT business applications and systems that store business, employee, and other information. We have experienced, and may in the future experience, cybersecurity incidents, including unauthorized access to our systems and data. Cyber incidents could result in business disruption; theft, loss, misuse, or improper disclosure of confidential, personal, or proprietary information; remediation and response costs; increased cybersecurity protection and insurance costs; claims, litigation, regulatory inquiries or investigations, penalties, and fines; reputational harm; and other adverse impacts. Cyber incidents could also delay our financial reporting or our ability to complete audits and filings on a timely basis and could result in regulatory orders or restrictions such as management cease trade orders. Although we maintain cybersecurity measures and engage third‑party experts, and although certain of our operational systems (including systems supporting manufacturing continuity) are segregated from other IT environments, our measures cannot fully eliminate these risks, particularly as threat actors evolve. We are also exposed to cybersecurity and data privacy risks arising from third‑party service providers and partners. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition, liquidity, and reputation.

THIRD QUARTER 2026 RESULTS
Revenues for the three months ended September 30, 2026 increased by 60% to $2.6 million compared to $1.6 million in the same quarter last year. The lower revenue in Q3 2025 is due to the move of business from Italy to China and Canada.

Cespira delivered strong financial performance, driven by significant growth in product, and aftermarket. For the three months ended September 30, 2026 revenue was $28.2 million compared to $19.3 million in the prior year quarter. Gross profit was $3.7 million for the three months ended September 30, 2026 compared to a gross loss of $1.0 million in the prior year quarter.

We reported a net loss from continuing operations of $3.0 million for the three months ended September 30, 2026, compared to a net loss from continuing operations of $10.4 million for the same quarter last year. The reduction in the net loss from continuing operations is due to higher revenue, lower operating expenses, improved Cespira financial performance, and a $2.2 million gain on warrant liabilities remeasurement.

Cash and cash equivalents were $14.5 million at the end of the third quarter 2026. Cash used in operating activities from continuing operations was $5.0 million for the quarter, primarily driven by operating losses in the quarter and changes in working capital. Cash used in investing activities from continuing operations was primarily driven by capital contributions to Cespira of $2.8 million for the quarter. Cash used in financing activities from continuing operations were primarily driven by the debt repayment of $1.0 million in the quarter. We fully repaid our EDC debt in the quarter.

We reported negative adjusted EBITDA of $4.8 million, (see "Non-GAAP Financial Measures" section in this MD&A) during the third quarter compared to negative adjusted EBITDA of $6.3 million for the prior year quarter. The decrease in negative adjusted EBITDA was primarily driven by lower operating losses, and a decrease in the loss from investments accounted for by the equity method. Included in the prior year quarter's adjusted EBITDA was our discontinued operations' performance, which included an operating profit of $1.8 million for the three months ended September 30, 2025.
6

Management's Discussion and Analysis
SELECTED FINANCIAL INFORMATION
The following table sets forth a summary of our financial results:
Selected Consolidated Statements of Operations Data

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
(in thousands of U.S. dollars, except for per share amounts and shares outstanding)
Revenue	$2,591	$1,617	$7,593	$21,438
Cost of revenue	$2,496	$1,145	$6,849	$18,589
Gross profit	$95	$472	$744	$2,849
Gross margin[1]	4%	29%	10%	13%
Loss from investments accounted for by the equity method	$(166)	$(3,197)	$(2,830)	$(10,767)
Net loss from continuing operations	$(2,990)	$(10,410)	$(20,072)	$(20,758)
Net loss from discontinued operations	$—	$(3,316)	$—	$(29,763)
Net loss for the period	$(2,990)	$(13,726)	$(20,072)	$(50,521)
Net loss per share from continuing operations - basic & diluted	$(0.13)	$(0.60)	$(1.05)	$(1.20)
Net loss per share from discontinued operations - basic & diluted	$—	$(0.19)	$—	$(1.72)
Net loss per share - basic & diluted	$(0.13)	$(0.79)	$(1.05)	$(2.91)
Weighted average basic & diluted shares outstanding	22,250,103	17,351,005	19,173,516	17,337,428
EBIT[1]	$(3,096)	$(14,055)	$(20,420)	$(48,220)
EBITDA[1]	$(2,786)	$(12,814)	$(19,643)	$(42,998)
Adjusted EBITDA[1]	$(4,843)	$(6,313)	$(15,975)	$(7,337)
1These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Measures' for explanations and discussions of these non-GAAP financial measures or ratios.

Selected Balance Sheet Data
The following table sets forth a summary of our financial position as at September 30, 2026 and December 31, 2025:

	September 30, 2026	December 31, 2025
(in thousands of U.S. dollars, except for per share amounts and shares outstanding)
Cash and cash equivalents	$14,529	$27,158
Total assets	77,323	94,009
Total liabilities	28,998	25,196
Shareholders' equity	48,325	68,813

7

Management's Discussion and Analysis
RESULTS FROM OPERATIONS

Revenue for the three and nine months ended September 30, 2026

(in thousands of U.S. dollars)	Three months ended September 30,		Change		Nine months ended September 30,		Change
	2026	2025	$	%	2026	2025	$	%
High-Pressure Controls	$2,591	$1,606	$985	61%	$7,593	$6,392	$1,201	19%
Heavy-Duty OEM	—	11	(11)	(100)%	—	15,046	(15,046)	(100)%
Total revenue from continuing operations	$2,591	$1,617	$974	60%	$7,593	$21,438	$(13,845)	(65)%
High-Pressure Controls
Revenue for the three and nine months ended September 30, 2026 was $2.6 million and $7.6 million, respectively, compared with $1.6 million and $6.4 million for the three and nine months ended September 30, 2025.

The increase in revenue for the three months ended September 30, 2026 was primarily driven by higher volume of sales in the quarter compared to prior year, which was impacted by the transition of operations to the Company's manufacturing facilities in China and Cambridge. As production and shipment levels normalized, the Company achieved higher shipment volumes during the current quarter, resulting in increased sales.

Heavy-Duty OEM
The segment's transitional service agreement with Cespira ended in Q2 2025 and did not have any sales activity in the quarter.

Gross Profit for the three months ended September 30, 2026

(in thousands of U.S. dollars)	Three months ended September 30,	% of	Three months ended September 30,	% of	Change
	2026	Revenue	2025	Revenue	$	%
High-Pressure Controls	$95	4%	$461	29%	$(366)	(79)%
Heavy-Duty OEM	—	—%	11	100%	(11)	(100)%
Total gross profit from continuing operations	$95	4%	$472	29%	$(377)	(80)%

High-Pressure Controls
Gross profit was $0.1 million or 4% of revenue, for the three months ended September 30, 2026 compared to $0.5 million or 29% of revenue, for the three months ended September 30, 2025. The decrease in gross profit margin was primarily attributable to the absence of a non-recurring, high-margin engineering services revenue recognized in the prior year period. We anticipate that as the manufacturing plants in Canada and China continue to work on localizing supply chain and improving its manufacturing processes and output, its gross profit and margin will benefit.

Heavy-Duty OEM
The segment's transitional service agreement with Cespira ended in Q2 2025 and did not have any sales activity in the quarter.

8

Management's Discussion and Analysis
Gross Profit for the nine months ended September 30, 2026

(in thousands of U.S. dollars)	Nine months ended September 30,	% of	Nine months ended September 30,	% of	Change
	2026	Revenue	2025	Revenue	$	%
High-Pressure Controls	$744	10%	$1,079	17%	$(335)	(31)%
Heavy-Duty OEM	—	—%	1,770	12%	(1,770)	(100)%
Total gross profit from continuing operations	$744	10%	$2,849	13%	$(2,105)	(74)%

High-Pressure Controls
Gross profit was $0.7 million or 10% of revenue, for the nine months ended September 30, 2026 compared to $1.1 million or 17% of revenue, for the nine months ended September 30, 2025. Gross profit for the nine months ended September 30, 2026 benefited from a high margin engineering services revenue generated during the first quarter of 2026, with lower engineering services activity in subsequent quarters. Engineering services revenue is dependent on customer validation and testing requirements and this fluctuates from period to period. The prior year period benefited from a non-recurring engineering services project, which contributed to the higher gross profit and gross margin reported in 2025.
Heavy-Duty OEM
The segment's transitional service agreement with Cespira ended in Q2 2025 and did not have any sales activity in the quarter.

Research and Development Expenses ("R&D")

(in thousands of U.S. dollars)	Three months ended September 30,		Change		Nine months ended September 30,		Change
	2026	2025	$	%	2026	2025	$	%
High-Pressure Controls	$650	$2,293	$(1,643)	(72)%	$2,388	$5,027	$(2,639)	(52)%
Heavy-Duty OEM	—	26	(26)	(100)%	—	159	(159)	(100)%
Corporate & unallocated	391	—	391	100%	1,087	—	1,087	100%
Total R&D expenses	$1,041	$2,319	$(1,278)	(55)%	$3,475	$5,186	$(1,711)	(33)%
High-Pressure Controls
R&D expenses for the three and nine months ended September 30, 2026 was $0.7 million and $2.4 million, respectively, compared to $2.3 million and $5.0 million for the three and nine months ended September 30, 2025. The reduction in R&D expense in the quarter was primarily driven by an increase in reallocation of internal engineering resources to support improving the manufacturing process in Canada and also reduced spend in outside services and supplies. In addition, the comparative prior year periods included a provision for estimated losses of $1.0 million related to a hydrogen development program and $0.3 million plant relocation costs, which contributed to the higher R&D expenses reported in 2025.

Heavy-Duty OEM
There was no activity in the quarter.

Corporate & unallocated
We incurred research and development costs primarily for engineering labor, materials, and outside services support for product development, validation, and testing for a new high-pressure CNG fuel storage solution.
9

Management's Discussion and Analysis
Selling, General and Administrative Expenses ("SG&A")

(in thousands of U.S. dollars)	Three months ended September 30,		Change		Nine months ended September 30,		Change
	2026	2025	$	%	2026	2025	$	%
High-Pressure Controls	$680	$587	$93	16%	$2,018	$1,442	$576	40%
Heavy-Duty OEM	—	37	(37)	(100)%	—	159	(159)	(100)%
Corporate & unallocated	3,592	3,811	(219)	(6)%	9,693	10,345	(652)	(6)%
Total SG&A expenses	$4,272	$4,435	$(163)	(4)%	$11,711	$11,946	$(235)	(2)%

High-Pressure Controls
SG&A expenses for the three and nine months ended September 30, 2026 was $0.7 million and $2.0 million, respectively, compared with $0.6 million and $1.4 million for the three and nine months ended September 30, 2025. The increase in SG&A expenses in the current quarter was mainly due to a higher provision for expected credit losses. In the prior year quarter 2025, certain support personnel costs and outside services were shared with the Light-Duty business. The $0.6 million increase in SG&A expenses for the nine month period was primarily attributable to higher headcount and related personnel costs at the Company's Cambridge and China facilities, compared to the prior year when those facilities were in the process of being established.

Heavy-Duty OEM
There was no activity in the quarter.

Corporate & unallocated
SG&A expenses for the three and nine months ended September 30, 2026 was $3.6 million and $9.7 million, respectively, compared with $3.8 million and $10.3 million for the three and nine months ended September 30, 2025. The decrease in SG&A expenses in the current quarter was primarily attributable to lower audit related fees and reduced salary and benefit costs resulting from lower headcount.

Other significant expense and income items for the three and nine months ended September 30, 2026

(in thousands of U.S. dollars)	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Foreign exchange loss (gain)	$(240)	$1,282	$2,460	$(4,145)
Depreciation and amortization:
Cost of sales depreciation and amortization	196	26	508	209
Operating expense depreciation and amortization	114	146	269	360
Total depreciation and amortization	$310	$172	$777	$569

Loss from investments accounted for by the equity method	$(166)	$(3,197)	$(2,830)	$(10,767)
Interest expense on long-term debt	$30	$142	$188	$500
Income tax expense	$20	$14	$356	$148

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly comprised of cash and cash equivalents, accounts receivable and accounts payable. In addition, we have foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro. For the three and nine months ended September 30, 2026, we recognized foreign exchange gains of $0.2 million and losses of $2.5 million, respectively, compared to foreign
10

Management's Discussion and Analysis
exchange losses of $1.3 million and a gain of $4.1 million for the three and nine months ended September 30, 2025. The gain recognized in the current period primarily relates to the remeasurement of U.S. dollar denominated debt in our Canadian legal entities, resulting from favorable movements in foreign exchange rates.

Depreciation and amortization for the three and nine months ended September 30, 2026 was $0.3 million and $0.8 million, respectively, compared to $0.2 million and $0.6 million for the three and nine months ended September 30, 2025. The amounts included in cost of revenue for the three and nine months ended September 30, 2026 were $0.2 million and $0.5 million, respectively, compared with $0.0 million and $0.2 million for the three and nine months ended September 30, 2025. The increase in depreciation and amortization for the nine month period was primarily attributable to manufacturing equipment capitalized at the Company's manufacturing facilities in late 2025 and early 2026. The comparative prior year depreciation expense was lower due to the relocation of certain machinery and equipment from Italy to Canada and China.

Loss from investments accounted for by the equity method for the three and nine months ended September 30, 2026 was a loss of $0.2 million and $2.8 million, respectively, compared to a loss of $3.2 million and $10.8 million for the three and nine months ended September 30, 2025. This was driven by our 55% ownership interest in Cespira. Refer to "Selected Cespira Financial Information" for more details about Cespira's performance in the quarter.

Interest on long-term debt and amortization of discount
The decrease in interest expense on long-term debt for the three and nine months ended September 30, 2026 compared to the prior year periods was primarily due to the full repayment of the EDC term loan in September 2026, which eliminated interest expense associated with that facility subsequent to its repayment.

Income tax expense from continuing operations was nominal for the three months ended September 30, 2026 and 2025. For the nine months ended September 30, 2026, income tax expense increased to $0.4 million from $0.1 million in the prior year period, primarily due to profits generated by certain subsidiaries and the related tax impact of intercompany activities .

Related party transactions
Aetherion's related parties are Cespira, directors, officers and shareholders that own more than 10% of our shares.
We engage in transactions with Cespira primarily through cross-charges, provision of services and the sale of inventory under a transitional services agreement that ended on June 30, 2025.

Related party transactions with Cespira	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Sales of goods, services, and other income	$6	$136	$18	$15,679
Inventory purchased, services and other expenses	31	226	465	1,470

Related party balances with Cespira	September 30, 2026	December 31, 2025
Receivables (note 6 in the interim financial statements)	$203	$274
Payables (note 10 in the interim financial statements)	$367	$78
11

Management's Discussion and Analysis
Selected Cespira Financial Information

We account for Cespira using the equity method of accounting. However, due to its significance to our long-term strategy and operating results, we disclose selected Cespira financial information in notes 8 and 16 of our interim financial statements for the three and nine months ended September 30, 2026.

The following table sets forth a summary of the financial results of Cespira for the three and nine months ended September 30, 2026 and 2025.

	Three months ended September 30,		Change		Nine months ended September 30,		Change
(in thousands of U.S. dollars)	2026	2025	$	%	2026	2025	$	%
Product revenue	$20,683	$11,184	$9,499	85%	$54,820	$29,634	$25,186	85%
Aftermarket revenue	4,888	3,589	1,299	36%	14,678	9,308	5,370	58%
Service revenue	2,676	4,555	(1,879)	(41)%	8,069	9,205	(1,136)	(12)%
Total revenue	28,247	19,328	8,919	46%	$77,567	$48,147	$29,420	61%
Gross profit (loss)[1]	3,689	(1,036)	4,725	456%	9,079	(2,447)	11,526	471%
Gross margin %	13%	(5)%			12%	(5)%
Research & development	1,095	1,135	(40)	(4)%	3,757	6,025	(2,268)	(38)%
Selling, general, & administrative	3,356	2,767	589	21%	9,471	8,804	667	8%
Operating loss	(452)	(5,918)	5,466	(92)%	(5,163)	(19,758)	14,595	(74)%
Net loss	(301)	(6,034)	5,733	(95)%	(5,199)	(19,778)	14,579	(74)%
1Gross margin is a non-GAAP financial measure. See the section 'Non-GAAP Measures' for explanations and discussions of these non-GAAP financial measure or ratio.

Product Revenue for the three and nine months ended September 30, 2026 was $20.7 million and $54.8 million compared to $11.2 million and $29.6 million for the three and nine months ended September 30, 2025. The increase in revenue of 85% in the current quarter was primarily driven by significantly higher volumes of systems sold compared to the prior year quarter. The year to date revenue growth was primarily driven by significantly higher volumes of systems sold in each of the first three quarters of 2026 compared to the corresponding prior year periods. Cespira's growth is influenced by the resilient favorable price differential between diesel and natural gas and government regulation support in markets like Europe. Growth was also supported by increasing industry recognition of HPDI technology as a commercially viable low emissions solution for heavy-duty transportation.

Aftermarket Revenue for the three and nine months ended September 30, 2026 was $4.9 million and $14.7 million compared to $3.6 million and $9.3 million for the three and nine months ended September 30, 2025. The increase in aftermarket revenue is primarily driven by an increase in sales volumes.

Service Revenue for the three and nine months ended September 30, 2026 was $2.7 million and $8.1 million compared to $4.6 million and $9.2 million for the three and nine months ended September 30, 2025. The decrease in service revenue for the three and nine month periods was primarily attributable to the timing of project milestone achievements, with higher milestone revenue recognized in the prior-year periods. Service revenue allocated to project milestones are weighted differently across the phases of an engineering service revenue project. One of Cespira's significant long-term engineering service revenue projects is expected to complete in Q4 2026 in advance of the anticipated launch of their HPDI 3.0 product.
12

Management's Discussion and Analysis
Gross profit was $3.7 million and $9.1 million for the three and nine months ended September 30, 2026 compared to gross loss of $1.0 million and $2.4 million for the three and nine months ended September 30, 2025. The increase in gross profit was primarily driven by the increase in higher volumes of systems and aftermarket products sold along with cost reductions in materials and improvements in labor efficiency.

R&D expense was $1.1 million and $3.8 million for the three and nine months ended September 30, 2026 compared to $1.1 million and $6.0 million for the three and nine months ended September 30, 2025. This was primarily driven by lower travel, outside services, and labor costs as Cespira focuses more on engineering service revenue related projects compared to self-funded R&D projects.

SG&A expense was $3.4 million and $9.5 million for the three and nine months ended September 30, 2026 compared to $2.8 million and $8.8 million for the three and nine months ended September 30, 2025. The increase in SG&A expense for the current quarter was primarily driven by higher sales and marketing costs, including increased promotional activities and external marketing services to support Cespira's growth initiatives.

Cespira had an operating loss of $0.5 million and $5.2 million for the three and nine months ended September 30, 2026 compared to $5.9 million and $19.8 million for the three and nine months ended September 30, 2025. Cespira significantly reduced its operating loss compared to the prior year quarter by meaningfully increasing its product revenue, gross margin and lowering its cost base as it continues to grow and scale the business. The improvement also reflects management's focus on growing volumes, enabling supply chain execution and maintaining a tightly controlled cost environment as it prepares for the launch of HPDI 3.0.

13

Management's Discussion and Analysis
CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

Our cash and cash equivalents decreased by $9.4 million during the third quarter of 2026 to $14.5 million from $23.9 million as at June 30, 2026 and decreased by $12.6 million during the first nine months of 2026 from $27.2 million at December 31, 2025. The decrease in cash during the three months ended September 30, 2026 was primarily driven by our operating losses, funding of the Cespira JV, and debt repayments.

Cash Flow from Operating Activities
For the three months ended September 30, 2026, our net cash used in operating activities from continuing operations was $5.0 million, compared to net cash used in operating activities from continuing operations of $4.5 million in the three months ended September 30, 2025. The increase in net cash used in operating activities was primarily driven by the changes in working capital, partially offset by a lower net operating losses.
Cash Flow from Investing Activities
For the three months ended September 30, 2026, our net cash used in investing activities from continuing operations was $2.8 million compared to net cash provided by investing activities from continuing operations of $14.5 million for the three months ended September 30, 2025. The increase in net cash used in investing activities from continuing operations was primarily driven by the prior year receipt of $26.0 million of proceeds from the sale of the Light-Duty segment. This was partially offset by lower capital contributions to the Cespira JV from $11.0 million to $2.8 million in the current quarter, reflecting the improvement of Cespira's financial performance. Purchases of property, plant and equipment also decreased to $0.1 million from $0.5 million in the prior year quarter. Capital expenditures were higher in the prior year period as the Company was preparing for the transfer of certain plant operations from Italy to Canada and China.
Cash Flow from Financing Activities
For the three months ended September 30, 2026, our net cash provided by financing activities from continuing operations was $1.0 million compared to net cash used in financing activities from continuing operations of $1.0 million for the three months ended September 30, 2025. During the quarter, the Company repaid the remaining $1.0 million outstanding under its EDC loan facility, fully settling the debt. In the prior year quarter, we paid $6.8 million in debt repayments including $5.8 million to the Purchaser for a short-term loan we borrowed within the same quarter.
14

Management's Discussion and Analysis
CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years
Accounts payable and accrued liabilities	$15,808	$15,808	$15,808	$—	$—
Operating lease obligations	1,522	1,737	532	889	316
	$17,330	$17,545	$16,340	$889	$316

SHARES OUTSTANDING

During the nine months ended September 30, 2026 and September 30, 2025, the weighted average number of shares used in calculating the basic and diluted net loss per share was 19,173,516 and 17,337,428, respectively. The Common Shares and Share Units (comprising of performance share units, restricted share units and deferred share units) outstanding and exercisable as at the following dates are shown below:

(weighted average exercise prices are presented in Canadian dollars)
	September 30, 2026		November 12, 2026
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$
Common Shares outstanding	18,995,734		18,995,734
Share Units
Outstanding	890,103	4.09	890,103	N/A
Exercisable	491	31.07	491	N/A

15

Management's Discussion and Analysis
CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our interim financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our interim financial statements. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include the assessment of liquidity and going concern, fair value of warrant liability, and property, plant and equipment. The application of these and other accounting policies are described in note 3 of our annual consolidated financial statements and our MD&A for the year ended December 31, 2025, filed on April 23, 2026. Actual amounts may vary significantly from estimates used.

The Company's warrant liabilities consist of Pre-Funded Warrants and Common Warrants issued in connection with the June 2026 financing transaction. The warrants are classified as financial liabilities because they do not qualify for the equity classification under ASC 815-40, Contracts in Entity's Own Equity and therefore are required to be accounted for as liabilities. The warrants are initially recognized at fair value and subsequently remeasured at fair value at each reporting date, with changes in fair value recognized in earnings.

i.The fair value of the Pre-Funded Warrant liability is based on the market price of the Company's common shares. Because the exercise price of the Pre-Funded Warrants is nominal ($0.00001 per warrant), the fair value of the Pre-Funded Warrants approximates the market value of the underlying common shares.

ii.     The fair value of the Common Warrant liability is determined using the Black-Scholes-Merton option pricing model. The valuation incorporates market-based inputs, including the Company's share price, exercise price, expected share price volatility, expected term, risk-free interest rate and expected dividend yield. The determination of fair value requires management to apply judgment in selecting the appropriate assumptions and valuation methodology.

As at September 30, 2026, the key assumptions used in the valuation of the warrant liabilities included a share price of $1.96, expected volatility of 55.4%, a remaining term of approximately 1.73 years, a risk-free interest rate of 4.99% and an expected dividend yield of nil. The determination of fair value is sensitive to changes in these assumptions. As a result, the fair value of the warrant liabilities and the amount of gains or losses recognized in earnings may vary from period to period due to changes in the Company's share price, expected volatility, risk-free interest rates, remaining term and other valuation inputs.

There have been no other significant changes in accounting policies applied to the September 30, 2026 interim financial statements, and we do not expect to adopt any significant changes at this time.

16

Management's Discussion and Analysis
NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS
Upcoming accounting standards not yet adopted:
In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." It requires entities to disclose, in the notes to the financial statements, specified information related to certain costs and expenses disaggregated by type. The standard improves transparency by providing more detailed information about the component of costs and expenses that would enable users to better understand the major components of an entity's income statement by referencing disclosures in the notes to financial statements. FASB ASU 2024-03 is effective for public business entities for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. While this guidance may have an impact on the disclosures, the Company does not expect this guidance to have a material impact on its financial position, operations, and cash flows.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

There have been no changes in our internal controls over financial reporting for the three and nine months ended September 30, 2026, that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.
17

Management's Discussion and Analysis
SUMMARY OF QUARTERLY RESULTS
Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, R&D project cycles, timing of related government funding, impairment charges, restructuring charges, stock-based compensation awards and foreign exchange impacts. Net income and net loss has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events.
The following table provides summary unaudited consolidated financial data for the past years as comparison :
Selected Consolidated Quarterly Operations Data

Three months ended	31-Dec-24	31-Mar-25	30-Jun-25	30-Sep-25	31-Dec-25	31-Mar-26	30-Jun-26	30-Sep-26
(in thousands of U.S. dollars except for per share amounts)
Total revenue	$75,088	$70,955	$88,870	$21,617	$1,880	$2,285	$2,717	$2,591
Continuing operations	$7,284	$7,323	$12,498	$1,617	$1,880	$2,285	$2,717	$2,591
Discontinued operations	$67,804	$63,631	$76,372	$19,999	$—	$—	$—	$—
Gross profit[1]	$14,280	$15,225	$15,996	$4,771	$(169)	$516	$133	$95
Continuing operations	$363	$1,535	$842	$472	$(169)	$516	$133	$95
Discontinued operations	$13,917	$13,690	$15,153	$4,299	$—	$—	$—	$—
Gross margin[1]	19%	21%	18%	22%	(9)%	23%	5%	4%
Continuing operations	5%	21%	7%	29%	(9)%	23%	5%	4%
Discontinued operations	21%	22%	20%	21%	—%	—%	—%	—%
Loss from investments accounted for by the equity method (note 8)	$(1,964)	$(3,799)	$(3,299)	$(3,078)	$(5,078)	$(1,381)	$(1,283)	$(166)
Continuing operations	$(2,611)	$(3,884)	$(3,686)	$(3,197)	$(5,078)	$(1,381)	$(1,283)	$(166)
Discontinued operations	$647	$85	$387	$119	$—	$—	$—	$—
Net income (loss)	$(10,141)	$(2,451)	$(34,344)	$(13,726)	$(11,105)	$(5,707)	$(11,375)	$(2,990)
Continuing operations	$(13,665)	$(5,296)	$(5,053)	$(10,411)	$(8,811)	$(5,707)	$(11,375)	$(2,990)
Discontinued operations	$3,524	$2,845	$(29,291)	$(3,315)	$(2,294)	$—	$—	$—
EBITDA[1]	$(6,103)	$(135)	$(30,049)	$(12,814)	$(10,695)	$(6,034)	$(10,823)	$(2,786)
Adjusted EBITDA[1]	$(1,883)	$(7)	$(1,017)	$(6,313)	$(9,939)	$(4,859)	$(6,273)	$(4,843)
U.S. dollar to Euro average exchange rate	0.94	0.95	0.88	0.86	0.86	0.85	0.86	0.87
U.S. dollar to Canadian dollar average exchange rate	1.39	1.43	1.38	1.38	1.40	1.37	1.38	1.40
Earnings (Loss) income per share:
Basic & Diluted	$(0.57)	$(0.14)	$(1.98)	$(0.79)	$(0.65)	$(0.33)	$(0.64)	$(0.13)
Continuing operations	$(0.77)	$(0.31)	$(0.29)	$(0.60)	$(0.51)	$(0.33)	$(0.64)	$(0.13)
Discontinued operations	$0.20	$0.16	$(1.69)	$(0.19)	$(0.13)	$—	$—	$—
Notes

(1) These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Measures' for explanations and discussion of these non-GAAP financial measures or ratios.
18

Management's Discussion and Analysis
REPORTABLE SEGMENTS & RECONCILIATIONS

Aetherion reports its results in the following two reportable segments for its continuing operations: High-Pressure Controls and Cespira.

Segment earnings or losses before income taxes, interest, depreciation, and amortization ("Segment EBITDA") is the measure of segment profitability used by the Company. The accounting policies of our reportable segments are the same as those applied in our consolidated financial statements. Management prepared the financial results of the Company's reportable segments on a basis that is consistent with the manner in which Management internally disaggregates financial information to assist in making internal operating decisions. Certain common costs and expenses, primarily corporate functions, among segments differently than we would for stand-alone financial information prepared in accordance with GAAP. These include certain costs and expenses of shared services, such as IT, human resources, legal, finance and supply chain management. Segment EBITDA is not defined under US GAAP and may not be comparable to similarly titled measures used by other companies and should not be considered a substitute for net earnings or other results reported in accordance with GAAP. Reconciliations of reportable segment information to condensed consolidated interim statement of operations can be found in section "Non-GAAP Measures & Reconciliation" within this MD&A.

	Three months ended September 30, 2026
	High-Pressure Controls	Cespira	Total Segment
Revenue	$2,591	$28,247	$30,838
Cost of revenue	2,496	24,558	27,054
Gross profit	95	3,689	3,784
Operating expenses:
Research & development	650	1,095	1,745
General & administrative	588	2,248	2,836
Sales & marketing	92	1,108	1,200
Depreciation & amortization	50	741	791
	1,380	5,192	6,572
Add back: Depreciation & amortization	246	1,094	1,340
Segment EBITDA	$(1,039)	$(409)	$(1,448)

	Three months ended September 30, 2025
	High-Pressure Controls	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$1,606	$11	$19,328	$20,945
Cost of revenue	1,145	—	20,364	21,509
Gross profit	461	11	(1,036)	(564)
Operating expenses:
Research & development	2,293	26	1,135	3,454
General & administrative	484	34	2,410	2,928
Sales & marketing	103	3	357	463
Depreciation & amortization	108	—	833	941
	2,988	63	4,735	7,786
Add back: Depreciation & amortization	134	—	1,610	1,744
Segment EBITDA	$(2,393)	$(52)	$(4,161)	$(6,606)
19

Management's Discussion and Analysis

	Nine months ended September 30, 2026
	High-Pressure Controls	Cespira	Total Segment
Revenue	$7,593	$77,567	$85,160
Cost of revenue	6,849	68,488	75,337
Gross profit	744	9,079	9,823
Operating expenses:
Research and development	2,388	3,757	6,145
General and administrative	1,700	7,481	9,181
Sales and marketing	318	1,990	2,308
Depreciation and amortization	146	2,514	2,660
	4,552	15,742	20,294
Add back: Depreciation and amortization[1]	654	3,029	3,683
Segment EBITDA	$(3,154)	$(3,634)	$(6,788)

	Nine months ended September 30, 2025
	High-Pressure Controls	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$6,392	$15,046	$48,147	$69,585
Cost of revenue	5,313	13,276	50,594	69,183
Gross profit	1,079	1,770	(2,447)	402
Operating expenses:
Research and development	5,027	159	6,025	11,211
General and administrative	1,189	133	7,829	9,151
Sales and marketing	253	26	975	1,254
Depreciation and amortization	223	—	2,423	2,646
	6,692	318	17,252	24,262
Add back: Depreciation and amortization1	432	—	4,901	5,333
Segment EBITDA	$(5,181)	$1,452	$(14,798)	$(18,527)

	Three months ended September 30, 2026
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$30,838	$28,247	$—	$2,591
Cost of revenue	27,054	24,558	—	2,496
Gross profit	3,784	3,689	—	95
Operating expenses:
Research & development	1,745	1,095	391	1,041
General & administrative	2,836	2,248	3,366	3,954
Sales & marketing	1,200	1,108	226	318
Depreciation & amortization	791	741	64	114
	6,572	5,192	4,047	5,427
Equity loss	—	—	(166)	(166)

20

Management's Discussion and Analysis

	Three months ended September 30, 2025
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$20,945	$19,328	$—	$1,617
Cost of revenue	21,509	20,364	—	1,145
Gross profit	(564)	(1,036)	—	472
Operating expenses:
Research & development	3,454	1,135	—	2,319
General & administrative	2,928	2,410	3,612	4,130
Sales & marketing	463	357	199	305
Depreciation & amortization	941	833	38	146
	7,786	4,735	3,849	6,900
Equity loss	—	—	(3,197)	(3,197)

	Nine months ended September 30, 2026
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$85,160	$77,567	$—	$7,593
Cost of revenue	75,337	68,488	—	6,849
Gross profit	9,823	9,079	—	744
Operating expenses:
Research and development	6,145	3,757	1,087	3,475
General and administrative	9,181	7,481	9,262	10,962
Sales and marketing	2,308	1,990	431	749
Depreciation and amortization	2,660	2,514	123	269
	20,294	15,742	10,903	15,455
Equity loss	—	—	(2,830)	(2,830)

	Nine months ended September 30, 2025
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$69,585	$48,147	$—	$21,438
Cost of revenue	69,183	50,594	—	18,589
Gross profit	402	(2,447)	—	2,849
Operating expenses:
Research and development	11,211	6,025	—	5,186
General and administrative	9,151	7,829	9,586	10,908
Sales and marketing	1,254	975	759	1,038
Depreciation and amortization	2,646	2,423	137	360
	24,262	17,252	10,482	17,492
Equity loss	—	—	(10,767)	(10,767)

21

Management's Discussion and Analysis

Reconciliation of Segment EBITDA to Loss before income taxes	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Total Segment EBITDA	$(1,448)	$(6,606)	$(6,788)	$(18,527)
Adjustments:
Depreciation & amortization[1]	310	172	777	569
Cespira's Segment EBITDA	(409)	(4,161)	(3,634)	(14,798)
Cespira's equity loss	166	3,197	2,830	10,767
Corporate and unallocated operating expenses	3,983	3,811	10,780	10,345
Foreign exchange loss (gain)	(240)	1,282	2,460	(4,145)
Change in fair value of warrant liability	(2,162)	—	(666)	—
Financing transaction costs	—	—	1,085	—
Interest on long-term debt	30	142	188	500
Interest and other income, net of bank charges	(156)	(653)	(892)	(1,155)
Loss before income taxes	$(2,970)	$(10,396)	$(19,716)	$(20,610)
1Depreciation and amortization expenses used in computation for Segment EBITDA and reconciliation to consolidated loss before income taxes are included in cost of revenue and operating expenses on our statement of operations and comprehensive income (loss).
22

Management's Discussion and Analysis
NON-GAAP FINANCIAL MEASURES & RECONCILIATIONS:

In addition to the results presented in accordance with U.S. GAAP, we used EBIT, EBITDA, Adjusted EBITDA, gross margin, net working capital, and other non-current liabilities (collectively, the “Non-GAAP Measures") throughout this MD&A. We believe these non-GAAP measures provide additional information that is useful to stakeholders in understanding our underlying performance and trends through the same financial measures employed by our management. We believe that EBIT, EBITDA, and Adjusted EBITDA are useful to both management and investors in their analysis of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Management also uses these non-GAAP measures in its review and evaluation of the financial performance of the Company. EBITDA is also frequently used by stakeholders for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. We believe these non-GAAP financial measures also provide additional insight to stakeholders as supplemental information to our U.S. GAAP results and as a basis to compare our financial performance period-over-period and to compare our financial performance with that of other companies. We believe that these non-GAAP financial measures facilitate comparisons of our core operating results from period to period and to other companies by, in the case of EBITDA, removing the effects of our capital structure (net interest income on cash deposits, interest expense on outstanding debt and debt facilities), asset base (depreciation and amortization) and tax consequences. Adjusted EBITDA provides this same indicator of Aetherion's EBITDA from operations and removing such effects of our capital structure, asset base and tax consequences, but additionally excludes any unrealized foreign exchange gains or losses, stock-based compensation charges and other one-time impairments and costs that are not expected to be repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events. Readers should be aware that non-GAAP measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. Non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.

Three months ended	30-Sep-26	30-Sep-25
Revenue	$2,591	$1,617
Less: Cost of revenue	2,496	1,145
Gross profit	$95	$472
Gross margin %	4%	29%

23

Management's Discussion and Analysis
EBIT, EBITDA and ADJUSTED EBITDA

Three months ended	31-Dec-24	31-Mar-25	30-Jun-25	30-Sep-25	31-Dec-25	31-Mar-26	30-Jun-26	30-Sep-26
Net income (loss)	$(10,141)	$(2,451)	$(34,344)	$(13,726)	$(11,105)	$(5,707)	$(11,375)	$(2,990)
Tax expense (recovery)	1,858	579	1,673	203	242	113	223	20
Loss before income taxes	$(8,283)	$(1,872)	$(32,671)	$(13,523)	$(10,863)	$(5,594)	$(11,152)	$(2,970)
Interest expense (income), net[1]	272	(193)	571	(532)	9	(652)	74	(126)
EBIT	$(8,011)	$(2,065)	$(32,100)	$(14,055)	$(10,854)	$(6,246)	$(11,078)	$(3,096)
Depreciation and amortization	1,908	1,930	2,051	1,241	159	212	255	310
EBITDA	$(6,103)	$(135)	$(30,049)	$(12,814)	$(10,695)	$(6,034)	$(10,823)	$(2,786)
Stock based compensation	5	285	451	(221)	(108)	168	276	345
Unrealized foreign exchange (gain) loss	5,440	(456)	(2,362)	839	(1,220)	1,007	1,693	(240)
Severance costs	4	299	96	798	39	—	—	—
Loss on disposal of operations	—	—	30,183	5,085	2,045	—	—	—
Gain on deconsolidation	(1,932)	—	—	—	—	—	—	—
Loss on sale of assets	703	—	—	—	—	—	—	—
Impairment of long-term investments and long-term assets	—	—	664	—	—	—	—	—
Change in fair value of warrant liability	—	—	—	—	—	—	1,496	(2,162)
Financing transaction costs	—	—	—	—	—	—	1,085	—
Adjusted EBITDA	$(1,883)	$(7)	$(1,017)	$(6,313)	$(9,939)	$(4,859)	$(6,273)	$(4,843)

Notes

(1) Interest expense, net is calculated as interest income, net of bank charges and interest on long-term debt.

(2) The above table presents the current and comparative periods for both continuing and discontinued operations on a consolidated basis.
24

Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars)

AETHERION TECHNOLOGIES INC.
(formerly Westport Fuel Systems Inc.)

For the three and nine months ended September 30, 2026 and 2025

AETHERION TECHNOLOGIES INC. (formerly Westport Fuel Systems Inc.)
Condensed Consolidated Interim Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
September 30, 2026 and December 31, 2025

	September 30, 2026	December 31, 2025
Assets
Current assets:
Cash and cash equivalents (including restricted cash)	$14,529	$27,158
Accounts receivable (note 6)	5,981	10,177
Inventories (note 7)	2,471	3,037
Prepaid expenses	1,048	1,182
Total current assets	24,029	41,554
Long-term investments (note 8)	46,084	42,714
Property, plant and equipment (note 9)	5,332	5,605
Operating lease right-of-use assets	1,446	1,756
Other long-term assets	432	2,380
Total assets	$77,323	$94,009
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities (note 10)	$15,808	$17,933
Warrant liabilities (note 12)	9,210	—
Current portion of operating lease liabilities	532	493
Current portion of long-term debt (note 11)	—	2,924
Current portion of warranty liability	127	199
Total current liabilities	25,677	21,549
Long-term operating lease liabilities	990	1,292
Warranty liability	941	966
Other long-term liabilities	1,390	1,389
Total liabilities	28,998	25,196
Shareholders’ equity:
Share capital (note 13):
Unlimited common and preferred shares, no par value
18,995,734 (2025 - 17,351,005) common shares issued and outstanding	1,247,185	1,246,793
Other equity instruments	9,006	8,968
Additional paid in capital	11,516	11,516
Accumulated deficit	(1,177,973)	(1,157,901)
Accumulated other comprehensive loss	(41,409)	(40,563)
Total shareholders' equity	48,325	68,813
Total liabilities and shareholders' equity	$77,323	$94,009
Commitments and contingencies (note 15)
Subsequent events (note 6)

See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:	Brad Kotush	Director	Daniel Sceli	Director

AETHERION TECHNOLOGIES INC. (formerly Westport Fuel Systems Inc.)
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Revenue	$2,591	$1,617	$7,593	$21,438
Cost of revenue	2,496	1,145	6,849	18,589
Gross profit	95	472	744	2,849
Operating expenses:
Research and development	1,041	2,319	3,475	5,186
General and administrative	3,954	4,130	10,962	10,908
Sales and marketing	318	305	749	1,038
Foreign exchange loss (gain)	(240)	1,282	2,460	(4,145)
Depreciation and amortization	114	146	269	360
	5,187	8,182	17,915	13,347
Loss from operations	(5,092)	(7,710)	(17,171)	(10,498)

Loss from investments accounted for by the equity method (note 8)	(166)	(3,197)	(2,830)	(10,767)
Change in fair value of warrant liabilities (note 12)	2,162	—	666	—
Financing transaction costs	—	—	(1,085)	—
Interest on long-term debt	(30)	(142)	(188)	(500)
Interest and other income, net of bank charges	156	653	892	1,155
Loss before income taxes	(2,970)	(10,396)	(19,716)	(20,610)
Income tax expense	20	14	356	148
Net loss from continuing operations	(2,990)	(10,410)	(20,072)	(20,758)
Net loss from discontinued operations (note 5)	—	(3,316)	—	(29,763)
Net loss for the period	(2,990)	(13,726)	(20,072)	(50,521)
Other comprehensive income (loss):
Cumulative translation adjustment	(463)	(4,456)	2,274	6,106
Reclassification of accumulated foreign currency translation on disposal of operations	—	(10,070)	—	(10,070)
Ownership share of equity method investments' other comprehensive loss	(601)	(399)	(3,120)	(2,692)
	(1,064)	(14,925)	(846)	(6,656)
Comprehensive loss	$(4,054)	$(28,651)	$(20,918)	$(57,177)

Net loss per share:
From continuing operations - basic and diluted	$(0.13)	$(0.60)	$(1.05)	$(1.20)
From discontinued operations - basic and diluted	$—	$(0.19)	$—	$(1.72)
Net loss per share - basic and diluted	$(0.13)	$(0.79)	$(1.05)	$(2.91)
Weighted average common shares outstanding:
Basic and diluted	22,250,103	17,351,005	19,173,516	17,337,428

See accompanying notes to condensed consolidated interim financial statements.

AETHERION TECHNOLOGIES INC. (formerly Westport Fuel Systems Inc.)
Condensed Consolidated Interim Statements of Shareholders' Equity (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
Three months and nine months ended September 30, 2026 and 2025

	Common Shares Outstanding	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders' equity
	Three months ended September 30, 2025
July 1, 2025	17,351,005	$1,246,643	$9,027	$11,516	$(1,133,070)	$(25,224)	$108,892
Issuance of common shares on exercise of share units	—	—	—	—	—	—	—
Stock-based compensation	—	—	(16)	—	—	—	(16)
Net loss for the period	—	—	—	—	(13,726)	—	(13,726)
Other comprehensive income	—	—	—	—	—	(14,925)	(14,925)
September 30, 2025	17,351,005	$1,246,643	$9,011	$11,516	$(1,146,796)	$(40,149)	$80,225

	Nine months ended September 30, 2025
January 1, 2025	17,282,934	$1,245,805	$9,472	$11,516	$(1,096,275)	$(33,493)	$137,025
Issuance of common shares on exercise of share units	68,071	838	(838)	—	—	—	—
Stock-based compensation	—	—	377	—	—	—	377
Net loss for the period	—	—	—	—	(50,521)	—	(50,521)
Other comprehensive income	—	—	—	—	—	(6,656)	(6,656)
September 30, 2025	17,351,005	$1,246,643	$9,011	$11,516	$(1,146,796)	$(40,149)	$80,225

	Three months ended September 30, 2026
July 1, 2026	18,995,734	$1,247,185	$8,898	$11,516	$(1,174,983)	$(40,345)	$52,271
Issuance of common shares, net	—	—					—
Stock-based compensation	—	—	108	—	—	—	108
Net loss for the period	—	—	—	—	(2,990)	—	(2,990)
Other comprehensive income	—	—	—	—	—	(1,064)	(1,064)
September 30, 2026	18,995,734	$1,247,185	$9,006	$11,516	$(1,177,973)	$(41,409)	$48,325

	Nine months ended September 30, 2026
January 1, 2026	17,375,213	$1,246,793	$8,968	$11,516	$(1,157,901)	$(40,563)	$68,813
Issuance of common shares on exercise of share units	20,521	266	(266)	—	—	—	—
Issuance of common shares, net	1,600,000	126					126
Stock-based compensation	—	—	304	—	—	—	304
Net loss for the period	—	—	—	—	(20,072)	—	(20,072)
Other comprehensive income	—	—	—	—	—	(846)	(846)
September 30, 2026	18,995,734	$1,247,185	$9,006	$11,516	$(1,177,973)	$(41,409)	$48,325

See accompanying notes to condensed consolidated interim financial statements.

AETHERION TECHNOLOGIES INC. (formerly Westport Fuel Systems Inc.)
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three months and nine months ended September 30, 2026 and 2025

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Operating activities:
Net loss for the period from continuing operations	$(2,990)	$(10,410)	$(20,072)	$(20,758)
Adjustments to reconcile net income (loss) to net cash used in continuing operating activities:
Depreciation and amortization	310	172	777	569
Stock-based compensation expense	108	397	304	701
Unrealized foreign exchange loss (gain)	(240)	1,282	2,460	(4,145)
Deferred income tax (recovery)	—	9	—	—
Loss from investments accounted for by the equity method	166	3,197	2,830	10,767
Interest on long-term debt	31	22	78	67
Inventory write-downs	273	—	327	110
Credit loss provision	69	—	71	—
Change in fair value of warrant liabilities (note 12)	(2,162)	—	(666)	—
Financing transaction costs	—	—	1,085	—
Warranty provision	61	—	(63)	—
Changes in working capital	(665)	864	(71)	(6,005)
Net cash used in operating activities from continuing operations	(5,039)	(4,467)	(12,940)	(18,694)
Net cash provided by operating activities from discontinued operations	—	5,057	—	8,182
Investing activities:
Purchase of property, plant and equipment (note 9)	(63)	(514)	(543)	(1,909)
Proceeds from sale of operations, net of cash in disposed operations (note 5)	—	26,034	—	26,034
Proceeds from holdback receivable (note 6)	—	—	5,844	10,450
Capital contributions to investments accounted for by the equity method (note 8)	(2,763)	(10,997)	(9,127)	(19,868)
Net cash (used in) provided by investing activities from continuing operations	(2,826)	14,523	(3,826)	14,707
Net cash used in investing activities from discontinued operations	—	(222)	—	(3,169)
Financing activities:
Repayments of operating lines of credit and long-term facilities	(1,000)	(6,832)	(3,000)	(8,832)
Drawings on operating lines of credit and long-term facilities	—	5,839	—	5,839
Proceeds from issuance of common share, warrants, and pre-funded warrants	—	—	10,000	—
Payment of shares and warrants issuance costs	—	—	(700)	—
Net cash (used in) provided by financing activities from continuing operations	(1,000)	(993)	6,300	(2,993)
Net cash used in financing activities from discontinued operations	—	(74)	—	(6,168)
Effect of foreign exchange on cash and cash equivalents	(552)	(2,111)	(2,163)	3,585
Net decrease in cash and cash equivalents	(9,417)	11,713	(12,629)	(4,550)
Cash and cash equivalents, beginning of period (including restricted cash)	23,946	21,383	27,158	37,646
Cash and cash equivalents, end of period (including restricted cash)	$14,529	$33,096	$14,529	$33,096

AETHERION TECHNOLOGIES INC. (formerly Westport Fuel Systems Inc.)
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three months and nine months ended September 30, 2026 and 2025

Supplementary information	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Interest paid	$22	$187	$133	$1,369
Taxes paid, net of refunds	171	492	258	1,899

Changes in working capital:
Accounts receivable	$(120)	$2,331	$385	$(5,993)
Inventories	23	1,437	220	5,207
Prepaid expenses	(427)	(304)	97	616
Accounts payable and accrued liabilities	(97)	(2,671)	(772)	(5,911)
Warranty liability	(44)	71	(1)	76
	$(665)	$864	$(71)	$(6,005)

See accompanying notes to condensed consolidated interim financial statements.

AETHERION TECHNOLOGIES INC. (formerly Westport Fuel Systems Inc.)
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025
1. Company organization and operations:

Aetherion Technologies Inc. (formerly Westport Fuel Systems Inc.) (the “Company” or "Aetherion") was incorporated under the Business Corporations Act (Alberta) on March 20, 1995. On October 15, 2026, the Company changed its name from Westport Fuel Systems Inc. to Aetherion Technologies Inc. The name change did not affect the Company's legal structure, business operations, financial position, or reporting obligations. Aetherion Technologies Inc. is a global clean transportation technology company that develops, manufactures, and supplies fuel delivery, storage, and control systems for heavy duty mobility applications. The Company's technologies support a broad range of alternative fuels, including natural gas, renewable natural gas ("RNG"), and hydrogen, enabling original equipment manufacturers ("OEMs") and commercial transportation operators to improve vehicle performance and efficiency while meeting evolving regulatory requirements. Aetherion's products and systems support the adoption of alternative fuel transportation solutions and the transition toward lower emission mobility.

2. Liquidity and going concern:

For the nine months ended September 30, 2026, the Company reported loss from operations of $17,171. Cash used in operating activities from continuing operations was $12,940 for the nine months ended September 30, 2026 and was primarily driven by operating losses and changes in working capital. The Company continues to use cash to support its business activities and support the growth of Cespira.

On September 29, 2025, the Company filed a final short form base shelf prospectus (the "Shelf Prospectus") with the relevant Canadian securities regulatory authorities allowing the Company to offer up to USD $100 million of common shares, preferred shares, subscription receipts, warrants, debt securities, or units, or any combination thereof during the 25-month period that the Shelf Prospectus will be effective.

On June 22, 2026, the Company entered into a securities purchase agreement with CVI Investments Inc. ("Selling Shareholder") and agreed to issue and sell to the selling shareholder an aggregate of: (i) 1,600,000 common shares, (ii) pre-funded warrants to purchase up to 3,254,369 common shares (the "Pre-Funded Warrants"), and (iii) private placement warrants to purchase up to 4,854,369 common shares (the "Warrants"). The closing of the issuance and the sale of the shares, the Pre-Funded Warrants and the Warrants took place on June 23, 2026 generating net proceeds of approximately $9.3 million. Refer to note 12 for more details.

On September 15, 2026, the Company entered into a Committed Equity Facility ("CEF") with Roth Principal Investments, LLC ("RPI"), pursuant to which the Company has the right, but not the obligation, to issue and sell up to $25 million of its common shares to RPI at the Company's discretion, subject to the terms and conditions of the CEF agreement. The Company intends to use any net proceeds for working capital and general corporate purposes and may access capital opportunistically over time. The Company's ability to issue shares under the CEF is subject to certain conditions, including the effectiveness of a registration statement registering the resale of such shares. Subject to specified exceptions under applicable Nasdaq rules, the Company may not issue shares in excess of 19.99% of its common shares outstanding immediately prior to execution of the CEF unless shareholder approval is obtained. As of September 30, 2026, the Company had not issued any shares nor received any proceeds under the CEF.

AETHERION TECHNOLOGIES INC. (formerly Westport Fuel Systems Inc.)
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025
2. Liquidity and going concern (continued):

In connection with preparing consolidated financial statements for each annual and interim reporting period, the Company is required to evaluate whether there are conditions or events, considered in aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued. Substantial doubt exists when conditions and events, considered in aggregate, indicate that it is probable a company will be unable to meet its obligations as they become due within one year after the date the consolidated financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans and actions that have not been fully implemented as of the date the consolidated financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both: (1) it is probable the plans will be effectively implemented within one year after the date the consolidated financial statements are issued; and (2) it is probable the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued.

Based on the Company's projected capital expenditures, debt servicing obligations and operating requirements under its current business plan, management is projecting that its existing cash and cash equivalents and other available sources of liquidity will not be sufficient to fund its operations through the next twelve months from the date of the issuance of these condensed consolidated interim financial statements ("interim financial statements"). These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date these interim financial statements are issued.

Although the Company was able to raise equity financing in the prior quarters, management continues to evaluate different options to improve Aetherion's liquidity position, including access to the CEF described above, raising additional funds from the public markets, borrowing debt or other financing alternatives. These plans are not final and are subject to market and other conditions not in the Company's control. As such, there can be no assurance that Aetherion will be successful in obtaining sufficient funding. Accordingly, the Company concluded under the accounting standards that these plans do not alleviate the substantial doubt about Aetherion's ability to continue as a going concern.

These interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The interim financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may be necessary if the Company were unable to continue as a going concern.

3. Basis of preparation:

(a)    Basis of presentation:

The interim financial statements have been prepared by the Company and do not include all of the information and disclosures required by accounting principles generally accepted in the United States ("GAAP"). In the opinion of management, all normal recurring accruals and adjustments considered necessary for a fair presentation have been included. The results for the three and nine months ended September 30, 2026 are not necessarily indicative of the results that may be expected for the year ending December 31, 2026. The interim financial statements should be read in conjunction with the audited consolidated financial statements and notes to the consolidated financial statements for the year ended December 31, 2025.

AETHERION TECHNOLOGIES INC. (formerly Westport Fuel Systems Inc.)
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025
3. Basis of preparation (continued):

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Actual results could differ from those estimates. Certain prior period figures have been adjusted to conform to current period presentation in the interim financial statements.

(b)    Foreign currency translation:

The Company’s functional currency is the Canadian dollar and its reporting currency for its interim financial statement presentation is the United States dollar ("U.S. Dollar"). The functional currencies for the Company's significant subsidiaries include the following: U.S. Dollar, Canadian dollar, Euro, and Chinese Renminbi (“RMB”). The Company translates assets and liabilities of non-U.S. dollar functional currency operations using the period end exchange rates, shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period with the resulting exchange differences recognized in other comprehensive income (loss).

Transactions that are denominated in currencies other than the functional currencies of the Company’s or its subsidiaries' operations are translated at the rates in effect on the date of the transaction. Foreign currency denominated monetary assets and liabilities are translated to the applicable functional currency at the exchange rates in effect on the balance sheet date. Non-monetary assets and liabilities are translated at the historical exchange rate. All foreign exchange gains and losses are recognized in the condensed consolidated interim statements of operations, except for the translation gains and losses arising from available-for-sale instruments, which are recorded through other comprehensive income (loss) until realized through disposal or impairment.

Except as otherwise noted, all amounts in these interim financial statements are presented in thousands of U.S. dollars. For the periods presented, the Company used the following exchange rates:

	Period ended		Average for the three months ended		Average for the nine months ended
	September 30, 2026	December 31, 2025	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Canadian Dollar	1.42	1.37	1.40	1.38	1.38	1.40
Euro	0.88	0.85	0.87	0.86	0.86	0.89
RMB	6.70	6.99	6.74	7.16	6.82	7.22

AETHERION TECHNOLOGIES INC. (formerly Westport Fuel Systems Inc.)
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025
3. Basis of preparation (continued):

(c)     Warrant liabilities:

The Company's warrant liabilities consist of Pre-Funded Warrants and Common Warrants issued in connection with the June 2026 financing transaction. The warrants are classified as financial liabilities because they do not qualify for the equity classification under ASC 815-40, Contracts in Entity's Own Equity and therefore are required to be accounted for as liabilities. The warrants are initially recognized at fair value and subsequently remeasured at fair value at each reporting date, with changes in fair value recognized in earnings.

i.The fair value of the Pre-Funded Warrant liability is based on the market price of the Company's common shares. Because the exercise price of the Pre-Funded Warrants is nominal ($0.00001 per warrant), the fair value of the Pre-Funded Warrants approximates the market value of the underlying common shares.

ii.     The fair value of the Common Warrant liability is determined using the Black-Scholes-Merton option pricing model. The valuation incorporates market-based inputs, including the Company's share price, exercise price, expected share price volatility, expected term, risk-free interest rate and expected dividend yield. The determination of fair value requires management to apply judgment in selecting the appropriate assumptions and valuation methodology.

As at September 30, 2026, the key assumptions used in the valuation of the warrant liabilities included a share price of $1.96, expected volatility of 55.4%, a remaining term of approximately 1.73 years, a risk-free interest rate of 4.99%, and an expected dividend yield of nil. The determination of fair value is sensitive to changes in these assumptions. As a result, the fair value of the warrant liabilities and the amount of gains or losses recognized in earnings may vary from period to period due to changes in the Company's share price, expected volatility, risk-free interest rates, remaining term and other valuation inputs.

4. New accounting pronouncements

Upcoming accounting standards not yet adopted:
In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." It requires entities to disclose, in the notes to the financial statements, specified information related to certain costs and expenses disaggregated by type. The standard improves transparency by providing more detailed information about the component of costs and expenses that would enable users to better understand the major components of an entity's income statement by referencing disclosures in the notes to financial statements. FASB ASU 2024-03 is effective for public business entities for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. While this guidance may have an impact on the disclosures, the Company does not expect this guidance to have a material impact on its financial position, operations, and cash flows.

AETHERION TECHNOLOGIES INC. (formerly Westport Fuel Systems Inc.)
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025
5. Discontinued operations:

On July 29, 2025, the Company sold its Light-Duty segment to a wholly-owned investment vehicle of Heliaca Investments ("Purchaser"), a Netherlands based investment firm supported by Ramphastos Investments Management B.V. for consideration of $59,975 (€51,424). Purchase price adjustments may impact the final proceeds received from the Purchaser pending satisfaction of certain general representations and warranties provided by the Company that are customary in nature. There was no activity related to the discontinued operations in the three and nine months ended September 30, 2026 nor were there purchase price adjustments affecting the loss on disposal recorded in the prior year.

Further, up to $3,790 (€3,250) in potential earnouts will be payable to the Company if certain conditions are achieved in accordance with the terms and conditions of the sale and purchase agreement.

Revenue and expenses of the discontinued operation were as follows:

	Three Months Ended September 30,	Nine Months Ended September 30,
	2025	2025

Revenue	$20,000	$160,004
Cost of revenue	15,701	126,861
Gross profit	4,299	33,143
Operating expenses:
Research and development	1,025	6,763
General and administrative	832	8,313
Sales and marketing	837	6,006
Foreign exchange loss	(443)	2,166
Depreciation and amortization	230	1,509
	2,481	24,757
Income from discontinued operations	1,818	8,386

Income from investment accounted for by the equity method	119	591
Loss on disposal of operations	(5,085)	(35,268)
Impairment of long-lived assets	—	(664)
Interest on long-term debt	(55)	(930)
Interest and other income, net of bank charges	76	429
Loss from discontinued operations before income tax	(3,127)	(27,456)
Income tax expense	189	2,307
Net loss from discontinued operations	$(3,316)	$(29,763)

AETHERION TECHNOLOGIES INC. (formerly Westport Fuel Systems Inc.)
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025
6. Accounts receivable:

	September 30, 2026	December 31, 2025
Customer trade receivables	$3,352	$2,675
Holdback receivable	2,141	5,811
Other receivables	817	2,032
Due from related parties (note 14)	203	274
Allowance for expected credit losses	(532)	(615)
	$5,981	$10,177
The Company originally had $9,391 (€8,000) of proceeds held in escrow, which are included in holdback receivable. During the nine months ended September 30, 2026 the Company collected in full the first tranche of holdback receivables of $6,493 (€5,500) and recognized a gain in other income of $649. On November 5, 2026, the Company entered into an amendment agreement with the Purchaser to receive the remaining proceeds approximately US$2.35 million (€2.1 million) held in escrows ahead of their original due dates in 2027. The early release of the proceeds did not have any material impact on the total proceeds received from the Purchaser related to purchase price adjustments.

7. Inventories:

	September 30, 2026	December 31, 2025
Purchased parts	$1,702	$2,034
Work-in-process	165	199
Finished goods	604	804
	$2,471	$3,037
During the three and nine months ended September 30, 2026, the Company recorded inventory write-downs to net realizable value of approximately $273 and $327, respectively (three and nine months ended September 30, 2025 - nil and $110, respectively).

8. Long-term investments:

	September 30, 2026	December 31, 2025
Cespira Canada LP	$20,228	$19,385
Cespira Sweden AB	25,856	23,329
	$46,084	$42,714
During the three and nine months ended September 30, 2026, the Company recognized its share of Cespira's losses of $166 and $2,830, respectively as a loss from investment accounted for by the equity method (three and nine months ended September 30, 2025 - $3,197 and $10,767).
During the three and nine months ended September 30, 2026, the Company contributed additional capital of $2,763 and $9,127, respectively, into Cespira (three and nine months ended September 30, 2025 - $10,997 and $19,868, respectively).

AETHERION TECHNOLOGIES Inc. (formerly Westport Fuel Systems Inc.)
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025
8. Long-term investments (continued):
The carrying amount and maximum exposure to losses relating to Cespira were as follows:

	September 30, 2026
	Carrying amount	Maximum exposure to loss
Equity method investment in Cespira	$46,084	$46,084
Accounts receivable due from Cespira	203	203

Combined assets, liabilities, revenue and expenses of Cespira, are as follows:

	September 30,	December 31,
	2026	2025
Current assets:
Cash and cash equivalents	$18,140	$14,869
Accounts receivable	19,328	18,718
Inventories	11,394	11,566
Prepaid expenses	1,371	1,157
	50,233	46,310
Property, plant and equipment and right-of-use assets	44,617	46,352
Intangible assets and goodwill	6,886	7,516
Other long-term assets	14,628	17,139
Total assets	$116,364	$117,317
Current liabilities:
Accounts payable	$15,585	$20,810
Current portion of provisions	2,107	2,519
Other current liabilities	5,628	6,266
	23,320	29,595
Long-term portion of provisions	2,213	1,618
Onerous contract provisions	1,232	2,890
Total liabilities	26,765	34,103
Net assets	$89,599	$83,214

AETHERION TECHNOLOGIES Inc. (formerly Westport Fuel Systems Inc.)
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025
8. Long-term investments (continued):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Product revenue	$20,683	$11,184	$54,820	$29,634
Aftermarket revenue	4,888	3,589	14,678	9,308
Service revenue	2,676	4,555	8,069	9,205
	$28,247	$19,328	$77,567	$48,147
Cost of revenue	24,558	20,364	68,488	50,594
Gross profit	3,689	(1,036)	9,079	(2,447)
Operating expenses:
Research and development	1,095	1,135	3,757	6,025
General and administrative	2,248	2,410	7,481	7,829
Sales and marketing	1,108	357	1,990	975
Foreign exchange (gain) loss	(1,051)	147	(1,500)	59
Depreciation and amortization	741	833	2,514	2,423
	4,141	4,882	14,242	17,311
Loss from operations	(452)	(5,918)	(5,163)	(19,758)
Interest income, net of bank charges	342	(71)	323	(39)
Loss before income taxes	(110)	(5,989)	(4,840)	(19,797)
Income tax (recovery) expense	191	45	359	(19)
Net loss	$(301)	$(6,034)	$(5,199)	$(19,778)

9. Property, plant and equipment:

		Accumulated	Net Book
September 30, 2026	Cost	Depreciation	Value
Computer equipment and software	3,604	2,945	659
Furniture and fixtures	119	92	27
Machinery and equipment	13,374	9,575	3,799
Leasehold improvements	4,993	4,146	847
	$22,090	$16,758	$5,332

		Accumulated	Net Book
December 31, 2025	Cost	Depreciation	Value
Computer equipment and software	3,598	2,855	743
Furniture and fixtures	119	90	29
Machinery and equipment	13,584	9,505	4,079
Leasehold improvements	4,864	4,110	754
	$22,165	$16,560	$5,605

AETHERION TECHNOLOGIES Inc. (formerly Westport Fuel Systems Inc.)
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025
10. Accounts payable and accrued liabilities:

	September 30, 2026	December 31, 2025
Trade accounts payable	$8,617	$11,147
Accrued payroll	2,775	2,704
Taxes payable	3,931	3,533
Deferred revenue	118	471
Due to related parties (note 14)	367	78
	$15,808	$17,933
11. Long-term debt:

Term loan facility	Maturity date	Interest rate	September 30, 2026	December 31, 2025
EDC	September 15, 2026	U.S. Prime Rate plus 2.01%	$—	$2,924
Current portion				2,924
Term loan facilities, net of debt issuance costs			$—	$2,924

In May 2026, the Company entered into an amendment agreement with EDC that reduced the minimum consolidated cash balance covenant requirement from $15.0 million to $3.0 million. The term loan matured on September 15, 2026 and was repaid in full. The Company was in compliance with all applicable covenants up to the date of repayment. No amount was outstanding under the facility as at September 30, 2026.

AETHERION TECHNOLOGIES Inc. (formerly Westport Fuel Systems Inc.)
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025
12. Warrant liabilities:

On June 23, 2026, the Company completed a private placement pursuant to a Securities Purchase Agreement, issuing 1,600,000 common shares, 3,254,369 Pre-Funded Warrants and 4,854,369 Common Warrants for aggregate gross proceeds of approximately $10,000.

The Pre-Funded Warrants are exercisable for up to 3,254,369 common shares at an exercise price of $0.00001 per share and remain exercisable until exercised in full. The Pre-Funded Warrants were classified as liabilities and recorded at fair value on the issuance date due to the US dollar denominated exercise price relative to the Company's Canadian dollar functional currency. The initial fair value of Pre-Funded Warrants was $6,639 at issuance.

The Common Warrants are exercisable for up to 4,854,369 common shares at an exercise price of $2.06 per share and expire two years from the initial exercise date. The Common Warrants contain certain provisions that may, under specified circumstances, require settlement based on the Black-Scholes value of the warrants in cash. The Common Warrants have a US dollar denominated exercise price relative to the Company's Canadian dollar functional currency. The Common Warrants were classified as a liabilities and recorded at fair value on the issuance date. The initial fair value of the Common Warrants was $3,220 at issuance.

During the three months ended September 30, 2026, the Company recorded a gain on the change in the fair value of warrant liability of $2,162 in the condensed consolidated statement of operations. At the end of September 30, 2026, the fair value of warrant liabilities was $9,210.

The fair value of the Pre-Funded Warrant liability approximates the market value of the underlying common shares due to its nominal exercise price.

The fair value of the Common Warrants, at the date of issuance on June 23, 2026 and reporting date on September 30, 2026, using the Black-Scholes-Merton ("BSM") option pricing model and the following assumptions:

	June 23, 2026	September 30, 2026
Expected volatility	54.0%	55.4%
Share price	$2.04	$1.96
Risk-free interest rate (%)	4.38%	4.99%
Expected life (years)	2.0 years	1.73 years
Dividend yield (%)	nil	nil

The following table presents the changes in the warrant liability during the period:

	September 30, 2026
	Pre-Funded Warrants	Common Warrants	Total
Initial balance	$6,639	$3,220	$9,859
Change in fair value of warrant liability	(267)	(399)	(666)
Foreign currency remeasurement	7	10	17
Ending balance	$6,379	$2,831	$9,210

AETHERION TECHNOLOGIES Inc. (formerly Westport Fuel Systems Inc.)
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025
13. Share capital, stock options and other stock-based plans:

On June 23, 2026, the Company issued 1,600,000 common shares as part of the securities purchase agreement. The Company estimated the fair value of the common shares of $126 using the residual allocation approach. Under this approach, the fair value of the Pre-Funded Warrant and Common Warrant liabilities was first determined and recognized at fair value, with the remaining proceeds allocated to the common shares based on their residual fair value.

During the three and nine months ended September 30, 2026, the Company issued nil and 20,521 common shares, respectively, net of cancellations, upon exercises of share units (three and nine months ended September 30, 2025 – nil and 68,071 common shares, respectively). The Company issues shares from treasury to satisfy share unit exercises.

(a)    Share Units (“Units”):

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the three and nine months ended September 30, 2026, the Company recognized $345 and $789, respectively, (three and nine months ended September 30, 2025 - recovery of $(221) and $515) of stock-based compensation associated with the Aetherion Omnibus Plan. The Aetherion Omnibus Plan aims to advance the Company's interests by encouraging employees, consultants and non-employee directors to receive equity-based compensation and incentives. The plan outlines the stock-based options types, eligibility and vesting terms.

A continuity of the Units issued under the Aetherion Omnibus Plan are as follows:

	Nine months ended September 30, 2026		Nine months ended September 30, 2025
	Number of Units	Weighted average grant date fair value (CDN $)	Number of Units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of period	713,061	$11.51	524,322	$11.75
Granted	348,936	2.82	427,691	3.28
Exercised	(20,521)	17.80	(68,071)	17.48
Forfeited/expired	(151,373)	8.63	(146,457)	11.82
Outstanding, end of period	890,103	$4.09	737,485	$6.28
Units outstanding and exercisable, end of period	491	$31.07	491	$31.07

During the nine months ended September 30, 2026, 348,936 share units were granted to certain employees (nine months ended September 30, 2025 - 427,691). This included 130,000 performance share units ("PSUs") (nine months ended September 30, 2025 - 290,540) and 218,936 deferred share units ("DSUs") (nine months ended September 30, 2025 - 137,151).

Of the 890,103 units outstanding as at September 30, 2026 , 456,677 relate to equity settled awards (September 30, 2025 - 408,632) and 433,426 relate to cash settled award (September 30, 2025 - 328,853).

AETHERION TECHNOLOGIES Inc. (formerly Westport Fuel Systems Inc.)
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025
13. Share capital, stock options and other stock-based plans (continued):

Values of PSUs are determined using the Monte–Carlo Simulation Model. RSUs typically vest over a three-year period so the actual value received by the individual depends on the share price on the day such RSUs are settled for common shares, not the date of grant. Vesting of DSUs shall occur immediately prior to the resignation, retirement or termination of directorship, in accordance with the terms of Aetherion's Omnibus Plan.

As at September 30, 2026, $546 of compensation expense related to Units awarded has yet to be recognized in results from operations and will be recognized ratably over 1.5 years.

(b)    Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s share units at September 30, 2026 is as follows:

September 30, 2026
(CDN $)
Share units:
Outstanding	$2,500
Exercisable	15
Exercised	58

(c)    Stock-based compensation:

Stock-based compensation associated with the Unit plans is included in operating expenses as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Research and development	7	12	20	40
General and administrative	338	(215)	769	465
Sales and marketing	—	(18)	—	10
	$345	$(221)	$789	$515

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Stock-based compensation - equity or cash settled	108	(16)	304	377
Stock-based compensation - cash settled only	237	(205)	485	138
	$345	$(221)	$789	$515

Units outstanding settled in cash only are remeasured at each reporting period based on the Company's closing share price. The outstanding liability is reported within accrued payroll in note 10.

AETHERION TECHNOLOGIES Inc. (formerly Westport Fuel Systems Inc.)
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025
14. Related party transactions:

The Company's related parties are Cespira, directors, officers and shareholders that own more than 10% of the Company's shares.

The Company engages in transactions with Cespira primarily through cross charges, the provision of services and in the prior year, the sale of inventory under a transitional services agreement that ended on June 30, 2025.

Related party transactions with Cespira	Three Months Ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Sales of goods, services, and other income	$6	$136	$18	$15,679
Inventory purchased, services and other expenses	31	226	465	1,470

Related party balances with Cespira	September 30, 2026	December 31, 2025
Receivables (note 6)	$203	$274
Payables (note 10)	$367	$78
15. Commitments and contingencies:

(a)    Contractual commitments

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

(b)     Contingencies

The Company is engaged in certain legal actions and tax audits in the ordinary course of business and believes that, based on the information currently available, the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

AETHERION TECHNOLOGIES Inc. (formerly Westport Fuel Systems Inc.)
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025
16. Segment information:

The Company discloses segment information under two reportable segments, consistent with the manner in which its Chief Operating Decision Maker ("CODM") evaluates its businesses. The Company's CODM is its Chief Executive Officer. These segments are the strategic pillars of the Company and are managed separately as each represents a specific grouping of related automotive components and systems. The reportable segments are further described below. In the prior years, the Company presented its results under three reportable segments: High-Pressure Controls, Heavy-Duty OEM, and Cespira.

On June 30, 2025, the Company ended its transitional service agreement with Cespira providing inventory manufacturing services previously reported under Heavy-Duty OEM in 2025. On July 29, 2025, the Company sold its Light-Duty segment to the Purchaser (note 5). The Company now reports its results in the following two reportable segments: High-Pressure Controls and Cespira.

•High-Pressure Controls: This segment's products include fuel cell and hydrogen fuel system solutions and components.

•Heavy-Duty OEM: Prior to June 3, 2024, this segment's products include HPDI related fuel system solutions and components. Subsequently, this segment's operations were related to the transitional services agreement between Company and Cespira for inventory and contract manufacturing. The transitional service agreement for these services ended June 30, 2025 when Cespira completed their independent set up for inventory manufacturing.

•Cespira: This segment's products include HPDI related fuel system solutions and components after June 3, 2024.

Segment earnings or losses before income taxes, interest, depreciation, and amortization ("Segment EBITDA") is the measure of segment profitability used by the Company. The accounting policies of our reportable segments are the same as those applied in our consolidated financial statements. Management prepared the financial results of the Company's reportable segments on a basis that is consistent with the manner in which Management internally disaggregates financial information to assist in making internal operating decisions. Certain common costs and expenses were allocated among segments and presented differently than the Company would for stand-alone financial information prepared in accordance with GAAP. These include certain costs and expenses of shared services, such as IT, human resources, legal, finance and supply chain management. Segment EBITDA is not defined under US GAAP and may not be comparable to similarly titled measures used by other companies and should not be considered a substitute for net earnings or other results reported in accordance with GAAP.

The Company's CODM uses segment EBITDA disclosed below to evaluate the performance of its reportable segments. The Company believes Segment EBITDA is most reflective of the operational profitability or loss of its reportable segments. The CODM uses this information to drive decisions and resource allocations. Segment EBITDA is used as the key profitability measure when we set our annual budget.

AETHERION TECHNOLOGIES Inc. (formerly Westport Fuel Systems Inc.)
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025
16. Segment information (continued):
Financial information by reportable segment as follows:

	Three months ended September 30, 2026
	High-Pressure Controls	Cespira	Total Segment
Revenue	$2,591	$28,247	$30,838
Cost of revenue	2,496	24,558	27,054
Gross profit	95	3,689	3,784
Operating expenses:
Research and development	650	1,095	1,745
General and administrative	588	2,248	2,836
Sales and marketing	92	1,108	1,200
Depreciation and amortization	50	741	791
	1,380	5,192	6,572
Add back: Depreciation and amortization[1]	246	1,094	1,340
Segment EBITDA	$(1,039)	$(409)	$(1,448)

	Three months ended September 30, 2025
	High-Pressure Controls	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$1,606	$11	$19,328	$20,945
Cost of revenue	1,145	—	20,364	21,509
Gross profit	461	11	(1,036)	(564)
Operating expenses:
Research and development	2,293	26	1,135	3,454
General and administrative	484	34	2,410	2,928
Sales and marketing	103	3	357	463
Depreciation and amortization	108	—	833	941
	2,988	63	4,735	7,786
Add back: Depreciation and amortization[1]	134	—	1,610	1,744
Segment EBITDA	$(2,393)	$(52)	$(4,161)	$(6,606)

AETHERION TECHNOLOGIES Inc. (formerly Westport Fuel Systems Inc.)
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025
16. Segment information (continued):

	Nine months ended September 30, 2026
	High-Pressure Controls	Cespira	Total Segment
Revenue	$7,593	$77,567	$85,160
Cost of revenue	6,849	68,488	75,337
Gross profit	744	9,079	9,823
Operating expenses:
Research and development	2,388	3,757	6,145
General and administrative	1,700	7,481	9,181
Sales and marketing	318	1,990	2,308
Depreciation and amortization	146	2,514	2,660
	4,552	15,742	20,294
Add back: Depreciation and amortization[1]	654	3,029	3,683
Segment EBITDA	$(3,154)	$(3,634)	$(6,788)

	Nine months ended September 30, 2025
	High-Pressure Controls	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$6,392	$15,046	$48,147	$69,585
Cost of revenue	5,313	13,276	50,594	69,183
Gross profit	1,079	1,770	(2,447)	402
Operating expenses:
Research and development	5,027	159	6,025	11,211
General and administrative	1,189	133	7,829	9,151
Sales and marketing	253	26	975	1,254
Depreciation and amortization	223	—	2,423	2,646
	6,692	318	17,252	24,262
Add back: Depreciation and amortization[1]	432	—	4,901	5,333
Segment EBITDA	$(5,181)	$1,452	$(14,798)	$(18,527)

AETHERION TECHNOLOGIES Inc. (formerly Westport Fuel Systems Inc.)
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025
16. Segment information (continued):
Reconciliations of reportable segment financial information to consolidated statement of operations:

	Three months ended September 30, 2026
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$30,838	$28,247	$—	$2,591
Cost of revenue	27,054	24,558	—	2,496
Gross profit	3,784	3,689	—	95
Operating expenses:
Research and development	1,745	1,095	391	1,041
General and administrative	2,836	2,248	3,366	3,954
Sales and marketing	1,200	1,108	226	318
Depreciation and amortization	791	741	64	114
	6,572	5,192	4,047	5,427
Equity loss	—	—	(166)	(166)

	Three months ended September 30, 2025
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$20,945	$19,328	$—	$1,617
Cost of revenue	21,509	20,364	—	1,145
Gross profit	(564)	(1,036)	—	472
Operating expenses:
Research and development	3,454	1,135	—	2,319
General and administrative	2,928	2,410	3,612	4,130
Sales and marketing	463	357	199	305
Depreciation and amortization	941	833	38	146
	7,786	4,735	3,849	6,900
Equity loss	—	—	(3,197)	(3,197)

	Nine months ended September 30, 2026
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$85,160	$77,567	$—	$7,593
Cost of revenue	75,337	68,488	—	6,849
Gross profit	9,823	9,079	—	744
Operating expenses:
Research and development	6,145	3,757	1,087	3,475
General and administrative	9,181	7,481	9,262	10,962
Sales and marketing	2,308	1,990	431	749
Depreciation and amortization	2,660	2,514	123	269
	20,294	15,742	10,903	15,455
Equity loss	—		(2,830)	(2,830)

AETHERION TECHNOLOGIES Inc. (formerly Westport Fuel Systems Inc.)
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025
16. Segment information (continued):

	Nine months ended September 30, 2025
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$69,585	$48,147	$—	$21,438
Cost of revenue	69,183	50,594	—	18,589
Gross profit	402	(2,447)	—	2,849
Operating expenses:
Research and development	11,211	6,025	—	5,186
General and administrative	9,151	7,829	9,586	10,908
Sales and marketing	1,254	975	759	1,038
Depreciation and amortization	2,646	2,423	137	360
	24,262	17,252	10,482	17,492
Equity loss	—		(10,767)	(10,767)

Reconciliation of Segment EBITDA to Loss before income taxes	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Total Segment EBITDA	$(1,448)	$(6,606)	$(6,788)	$(18,527)
Adjustments:
Depreciation and amortization[1]	310	172	777	569
Cespira's Segment EBITDA	(409)	(4,161)	(3,634)	(14,798)
Loss on investments accounted for under the equity method (note 8)	166	3,197	2,830	10,767
Corporate and unallocated operating expenses	3,983	3,811	10,780	10,345
Foreign exchange gain (loss)	(240)	1,282	2,460	(4,145)
Change in fair value of warrant liability	(2,162)	—	(666)	—
Financing transaction costs	—	—	1,085	—
Interest on long-term debt	30	142	188	500
Interest and other income, net of bank charges	(156)	(653)	(892)	(1,155)
Loss before income taxes in continuing operations	$(2,970)	$(10,396)	$(19,716)	$(20,610)
1Depreciation and amortization expenses used in computation for Segment EBITDA and reconciliation to consolidated loss before income taxes are included in cost of revenue and operating expenses on our statement of operations and comprehensive income (loss).

AETHERION TECHNOLOGIES Inc. (formerly Westport Fuel Systems Inc.)
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025
16. Segment information (continued):

	Three months ended September 30,		Nine months ended September 30,
Total additions to long-lived assets, excluding business combinations	2026	2025	2026	2025
High-Pressure Controls	63	514	543	1,893
Corporate and unallocated	—	—	—	16
Total consolidated	$63	$514	$543	$1,909
Cespira's total additions to long-lived assets, excluding business combinations for the three and nine months ended September 30, 2026 was $784 and $3,326 (three and nine months ended September 30, 2025 $1,325 and $2,896 ).

Revenues are attributable to geographical regions based on the location of the Company’s customers and are presented as a percentage of the Company's continuing revenues, as follows:

	% of revenue
	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Asia	38%	33%	42%	16%
Americas	48%	42%	44%	9%
Europe	14%	25%	14%	75%
The measure of segment assets evaluated by the CODM are total assets as reported on the consolidated balance sheet. As Cespira is accounted for under equity method and is not consolidated, its underlying assets are excluded from segment assets. Total assets are allocated as follows:

	Total assets by segment
	September 30, 2026	December 31, 2025
High-Pressure Controls	17,956	17,392
Corporate & unallocated	59,367	76,617
Total consolidated assets	$77,323	$94,009

17. Financial instruments:

Financial management risk

The Company has exposure to liquidity risk, credit risk, foreign currency risk and interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company has a history of operating losses and negative cash flows from operations. At September 30, 2026, the Company had $14,529 of cash and cash equivalents, including $354 in restricted cash.

AETHERION TECHNOLOGIES Inc. (formerly Westport Fuel Systems Inc.)
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025
17. Financial Instruments (continued):

The following are the contractual maturities of financial obligations as at September 30, 2026:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years
Accounts payable and accrued liabilities	$15,808	$15,808	$15,808	$—	$—
Operating lease obligations	1,522	1,737	532	889	316
	$17,330	$17,545	$16,340	$889	$316

Fair value of financial instruments

As at September 30, 2026, cash and cash equivalents are measured at fair value on a recurring basis and are included in Level 1. The carrying amounts reported in the unaudited condensed consolidated interim balance sheets for accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments. The long-term investments represent the Company's interests in Cespira and is accounted for using the equity method. The carrying values reported in the condensed consolidated interim balance sheets for obligations under operating leases, which are based upon discounted cash flows, approximate their fair values.

The Company has classified the Pre-Funded Warrants and Common Warrants as warrant liabilities (note 12). These warrant liabilities are measured at fair value on a recurring basis and are classified within Level 2 of the fair value hierarchy. The fair value of the Pre-Funded Warrant liability approximates the market value of the underlying common shares due to its nominal exercise price. The fair value of the Common Warrant liability is determined using the Black-Scholes-Merton option pricing model, which incorporates observable and market-corroborated inputs, including the Company's share price, expected volatility, expected term, risk-free interest rate and expected dividend yield. Changes in the fair value of the warrant liabilities are recognized in earnings in the period in which they occur.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1.  When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model–derived valuations with inputs that are observable in active markets. Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.